January 20, 2016

Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, DC 20549

Attention:    Cecilia Blye, Chief, Office of Global Security Risk
Pradip Bhaumik, Special Counsel

Re:     Commercial Vehicle Group, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
File No. 1-34365

Ladies and Gentlemen:

Commercial Vehicle Group, Inc. (the “Company”) has received the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2015, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed March 16, 2015.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Year Ended December 31, 2014

General

1.
You state on page 69 that in 2014, A.B. Volvo and Daimler Trucks accounted for 10% and 15%, respectively, of your consolidated revenues. We are aware of publicly available information indicating the Volvo and Daimler vehicles are manufactured, assembled and/or sold in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements. Your response should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway | New Albany, OH 43054 | 614.289.5360 | www.cvgrp.com

Response:

The Company has not in the past, to its knowledge, directly or indirectly provided any sales of products, technology, and/or services to Sudan or Syria, whether through direct or indirect arrangements, and the Company does not anticipate doing so while these countries are designated as state sponsors of terrorism by the Department of State or subject to U.S. economic sanctions and export controls. In addition, the Company has not in the past, to its knowledge, had any agreements, arrangements, or other contacts with the governments of those countries or entities controlled by those governments, and the Company does not anticipate doing so while these countries are designated as state sponsors of terrorism or subject to United States economic sanctions and export controls.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that the reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As described in response to Comment 1, the Company is unaware of any contacts with Sudan or Syria. For each of these countries for the 2012, 2013 and 2014 fiscal years, and for the subsequent interim period, the Company, to its knowledge, has not received revenue, has no assets in such countries and has no liabilities associated with such countries.

***

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway | New Albany, OH 43054 | 614.289.5360 | www.cvgrp.com

If you have any questions regarding these matters, please do not hesitate to contact Aneezal H. Mohamed, Vice President, Interim General Counsel and Assistant Secretary of the Company at 614-289-0326.

Very truly yours,

/s/ C. Timothy Trenary

C. Timothy Trenary
Chief Financial Officer

cc:    Patrick E. Miller, President & Chief Executive Officer
Aneezal H. Mohamed, Vice President, Interim General Counsel and Assistant Secretary

COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway | New Albany, OH 43054 | 614.289.5360 | www.cvgrp.com